John Hancock Investors Trust

John Hancock Tax-Advantaged Global Shareholder Yield Fund

601 Congress Street

Boston MA 02210

February 19, 2021

VIA EDGAR

Mr. Sonny Oh

Senior Counsel

Ms. Christina DiAngelo Fettig

Senior Staff Accountant

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	John Hancock Investors Trust
File Nos. 333-251350 & 811-04173
John Hancock Tax-Advantaged Global Shareholder Yield Fund
File Nos. 333-251351 & 811-22056

Dear Ms. Fettig and Mr. Oh,

We have reviewed the Staff’s comments on the registration statements filed on Form N-2 on December 15, 2020 (the “Registration Statement”) for the John Hancock Investors Trust and the John Hancock Tax-Advantaged Global Shareholder Yield Fund (each a “Fund” and together the “Funds”). Below is a summary of the comments regarding the Registration Statement provided by the Staff on Tuesday, January 19, 2021 and Wednesday, January 20, 2021. We respectfully submit this response letter on behalf of the Funds.

We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments, and resolve any matters raised. It is anticipated that the Funds will seek effectiveness of their respective Registration Statement, as amended, as soon as practicable after the filing of the next pre-effective amendment. The Funds will, in connection therewith, make the requested representations and file the necessary acceleration request.

Unless otherwise stated herein, defined terms have the same meaning as used by the Funds in its respective Registration Statements.

JOHN HANCOCK INVESTORS TRUST

WRAPPER PAGES

Comment: Facing Page

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1.	Please revise the approximate date of the proposed public offering to clarify the anticipated public offering dates for this Registration Statement.

Response: In response to this comment, the Fund has revised the disclosure on the Facing Page to read as follows:

~~From time to time~~As soon as practicable after the effective date of this Registration Statement

PROSPECTUS

Comment: Cover Page (Page i) and Back Page — Common Shares

2.	Please confirm the number of shares offered under this Registration Statement.

Response: The Fund so confirms that the number of common shares stated on the facing page shall be the number of common shares to be registered under this Registration Statement. Pursuant to Rule 415(a)(6) of the Securities Act of 1933, a fund may carry over any unsold securities, and the related portion of SEC fees, from the previous registration to the new registration statement, and can keep selling shares under the previous registration statement for up to six months or until the new registration statement is effective, whichever is earlier. We will clarify the carryover process in a footnote on the Cover Page.

Comment: Cover Page — 18f-4 Reference (Page ii)

3.	Please provide additional disclosure on Rule 18f-4 in the section following the “Leverage” heading.

Response: In response to this comment, the Fund has revised the final two sentences in the disclosure following the “Leverage” heading to read as follows:

In addition, ~~recent amendments to~~ new Rule 18f-4 will impact how the Fund may use leverage and certain borrowings and other investments, but the Fund is not required to comply with those requirements until ~~[ ]~~ August 19, 2022. See “Hedging, Derivative and Other Strategic Transactions Risk” for additional information.

Comment: Summary of Risks — General Risks

4.	In the “Fund summary – Principal Risks” and “Fund details – Principal Risks of Investing”, please revise the order of risks by order of significance.

Response: The Fund respectfully declines to revise the order of the risks as the Fund believes its current presentation in both sections is permitted by Form N-1A and that presenting the risks by order of significance is not required by Form N-1A.

Comment: Summary of Fund Expenses (Page 13)

5.	Please complete disclosure and include completed fee table.

Response: The completed fee table is as follows:

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Shareholder Transaction Expenses
Sales load (as a percentage of offering price) (1)	_______%
Offering expenses (as a percentage of offering price) (1)	_______%
Dividend Reinvestment Plan fees (2)	None
Annual Expenses (Percentage of Net Assets Attributable to Common Shares)
Management fees (3)	0.86%
Interest payments on borrowed funds(4)	0.82%
Other expenses (5)	0.23%
Total Annual Operating Expenses	1.91%
Contractual Expense Reimbursement (6)	(0.01)%
Total Annual Fund Operating Expenses After Expense Reimbursements	1.90%

____________

(1)	If Common Shares are sold to or through underwriters, the Prospectus Supplement will set forth any applicable sales load and the estimated offering expenses.
(2)	Participants in the Fund’s dividend reinvestment plan do not pay brokerage charges with respect to Common Shares issued directly by the Fund. However, whenever Common Shares are purchased or sold on the NYSE or otherwise on the open market, each participant will pay a pro rata portion of brokerage trading fees, currently $0.05 per share purchased or sold. Brokerage trading fees will be deducted from amounts to be invested. Shareholders participating in the Plan may buy additional Common Shares of the Fund through the Plan at any time and will be charged a $5 transaction fee plus $0.05 per share brokerage trading fee for each order. See “Distribution Policy” and “Dividend Reinvestment Plan.”
(3)	See “Management of the Fund—The Advisor.”
(4)	The Fund uses leverage by borrowing under a liquidity agreement. “Interest payments on borrowed funds” includes all interest paid in connection with outstanding loans. See “Other Investment Policies - Borrowing” and “Use of Leverage by the Fund.
(5)	The Advisor contractually agrees to waive a portion of its management fee and/or reimburse expenses for the Fund and certain other John Hancock funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement. This waiver is allocated proportionally among the participating funds. During its most recent fiscal year, the fund’s reimbursement amounted to 0.01% of the fund’s average daily net assets. This agreement expires on July 31, 2022, unless renewed by mutual agreement of the fund and the Advisor based upon a determination that this is appropriate under the circumstances at that time.

6.	Confirm that any fee waiver/reimbursements that will last for only one year from the effective date of the Registration Statement are reflected in the Expense Example, and that such fee waivers/reimbursements are reflected only for their period of effectiveness.

Response: The Fund so confirms.

Comment: Use of Leverage By The Fund (Page 27)

7.	Please confirm that the average daily loan balance, weighted average interest rate and maximum daily loan outstanding for the year ended October 31, 2020 are still inclusive of borrowings under a prior credit facility.

Response: The Fund confirms that the average daily loan balance, weighted average interest rate, and maximum daily loan outstanding for the year ended October 31, 2020 no longer include borrowings under a prior credit facility. This language has been deleted.

Comment: Risk Factors (Page 28)

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8.	Please revise the opening paragraph of the “Risk Factors” section so that the references to “main factors” and “non-primary factors” are replaced with the terms “principal factors” or “non-principal factors”.

Response: In response to this comment, the Fund has revised the disclosure under “Risk Factors” to read as follows:

The principal risks of investing in the Fund are summarized in the Prospectus Summary above. Below are descriptions of the ~~main~~ principal factors that may play a role in shaping the Fund’s overall risk profile. The descriptions appear in alphabetical order by general risks, equity strategy risks, and options strategy risks, not in order of importance. For further details about the Fund’s risks, including additional risk factors that are not discussed in this Prospectus because they are ~~not~~ considered ~~primary~~ non-principal factors, see the Fund’s SAI.

Comment: Risk Factors - Illiquid and Restricted Securities Risk (Page 39)

9.	Please reconcile the Liquidity and Restricted Securities Risk included in the “Summary of Risks” section with the deletion of the Illiquidity and Restricted Securities Risk under the “Risk Factors” section.

Response: In response to this comment, the Fund has revised the disclosure under the Risk Factors section to include the Illiquidity and Restricted Securities Risk.

Comment: Management of the Fund -The Advisor (Page 44)

10.	Please clarify the following disclosure in the second sentence of the penultimate paragraph of “The Advisor” section with respect to the aggregate net assets considered: “This waiver is based upon aggregate net assets of all the participating portfolios.”

Response: In response to this comment, the Fund has revised the disclosure in the second sentence of the penultimate paragraph of “The Advisor” section to read as follows:

The waiver equals, on an annualized basis, 0.0100% of that portion of the aggregate net assets of all the participating portfolios that exceeds $75 billion but is less than or equal to $125 billion; 0.0125% of that portion of the aggregate net assets of all the participating portfolios that exceeds $125 billion but is less than or equal to $150 billion; 0.0150% of that portion of the aggregate net assets of all the participating portfolios that exceeds $150 billion but is less than or equal to $175 billion; 0.0175% of that portion of the aggregate net assets of all the participating portfolios that exceeds $175 billion but is less than or equal to $200 billion; 0.0200% of that portion of the aggregate net assets of all the participating portfolios that exceeds $200 billion but is less than or equal to $225 billion; and 0.0225% of that portion of the aggregate net assets of all the participating portfolios that exceeds $225 billion.

Comment: Determination of Net Asset Value (Page 47)

11.	Please revise the second sentence of the fourth paragraph in the “Determination of Net Asset Value” section to retain the deleted language related to odd-lot pricing.

Response: The Fund has made a grammatical correction to this sentence that addresses this comment.

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Comment: Reports to Shareholders (Page 59)

12.	Include additional disclosure pursuant to Item 1.l. of Form N-2.

Response: In response to this comment, the Fund has added disclosure to the back page of the Prospectus as follows:

As of January 1, 2021, paper copies of the Fund’s shareholder reports will no longer be sent by mail. Instead, the reports will be made available on a website, and you will be notified and provided with a link each time a report is posted to the website. You may request to receive paper reports from the Fund or from your financial intermediary, free of charge, at any time. You may also request to receive documents through e-delivery.

STATEMENT OF ADDITIONAL INFORMATION

Comment: Additional Investment Policies and Risks (Page 2)

13.	Please revise the third sentence of this section to reflect whether the sentence relates to principal and/or non-principal investment strategies.

Response: In response to this comment, the Fund has added the following disclosure to the third sentence:

The Fund may invest in the instruments below in accordance with its principal and non-principal investment strategies, and such instruments and investment policies apply to the Fund, but only if and to the extent that such policies are consistent with and permitted by the Fund’s investment objective and policies.

Comment: Risk of Additional Government Regulation of Derivatives (Page 16)

14.	Consider adding additional disclosure with respect to derivatives Rule 18f-4.

Response: In response to this comment, the Fund has added the following disclosure as the first paragraph under this section:

The regulation of the U.S. and non-U.S. derivatives markets has undergone substantial change in recent years and such change may continue. In particular, new Rule 18f-4 (the “Derivatives Rule”), adopted by the SEC on October 28, 2020, replaces the asset segregation regime of Investment Company Act Release No. 10666 (Release 10666) with a new framework for the use of derivatives by registered funds. For funds using a significant amount of derivatives, the Derivatives Rule mandates a fund adopt and/or implement: (i) value at risk limitations in lieu of asset segregation requirements; (ii) a written derivatives risk management program; (iii) new Board oversight responsibilities, and (iv) new reporting and recordkeeping requirements. The Derivative Rule provides an exception for funds with derivative exposure to 10% of its net assets, excluding certain currency and interest rate hedging transactions. In addition, the Derivatives Rule provides special treatment for reverse repurchase agreements, similar financing transactions and unfunded commitment agreements. On August 19, 2022, the SEC will rescind Release 10666 and withdraw letters and similar guidance addressing a fund’s use of derivatives and

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require funds to satisfy the requirements of the Derivatives Rule. Unless a Fund elects to comply early with the Derivatives Rule, a Fund may continue to engage in certain asset segregation practices in accordance with Release 10666 and related staff letters and guidance until August 19, 2022.

Comment: Board Committees (Pages 31-32)

15.	Please confirm that the SAI disclosure has been updated to correctly reflect the number of times each Committee met during the most recent fiscal year end.

Response: The Fund so confirms.

Comment: Shareholders of the Fund (Page 35)

16.	Provide additional disclosure regarding control persons.

Response: In response to this comment, the Fund has added the following disclosure:

To the best knowledge of the Fund, the shareholders (principal holders) listed below owned more than 5% of the fund’s shares as of February 1, 2021. Information related to these shareholders is as of the date indicated and may be different as of February 1, 2021. A shareholder who owns beneficially more than 25% of a fund is deemed to be a control person of that fund.

Comment: Shareholders of The Fund — Portfolio Managers (Page 37)

17.	Please revise the disclosure regarding the Fund’s portfolio manager to indicate that the individuals are jointly and primarily responsible for the day-to-day management of the portfolio.

Response: In response to this comment, the Fund has revised the first sentence under the “Portfolio Managers” heading as follows:

The Subadvisor handles the Fund’s portfolio management activities, subject to oversight by the Advisor. The individuals jointly and primarily responsible for the day-to-day management of the Fund’s portfolio are listed below.

PART C

Comment: Item 25. Financial Statements and Exhibits (Pages C-1 and C-2)

18.	Please confirm that the appropriate hyperlinks are included.

Response: The Fund so confirms.

19.	Please confirm that Exhibit (n), including the auditors’ consent, will be filed by amendment.

Response: The Fund so confirms.

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Comment: Item 30. Indemnification (Pages C-4 and C-5)

20.	Please clarify the sub-sections of Section 5.06. Indemnity and Exculpation of Article V of the Limited Liability Company Agreement of the Advisor.

Response: The Fund has corrected the typo resulting in the incorrect numbering of the Limited Liability Company Agreement sub-sections in Item 30.

Comment: Item 31. Business and Other Connections of Investment Advisor (Pages C-5 and C-6)

21.	Please hyperlink the documents incorporated by reference.

Response: The Fund respectfully acknowledges the comment.

ACCOUNTING COMMENTS

Comment: Summary of Fund Expenses (Page 13)

22.	Confirm that offering costs will be factored into the Fee Tables.

Response: The Fund so confirms. The Fund notes that the Offering Expenses will be reflected in the second line of the fee table upon filing of the Prospectus Supplement for the offering. The language included in the fee table introduction is to clarify that such costs are not reflected in the Annual Expenses section of the fee table.

23.	Pursuant to Instruction 6 of Item 3 on Form N-2, please add a footnote indicating that other expenses are estimated.

Response: The Fund notes that the table reflects the actual expenses of the Fund during its last fiscal year of operations. Accordingly, the Fund respectfully declines to make any changes in response to this comment.

Comment: Financial Highlights (Pages 15 and 16)

24.	Please confirm whether the Fund failed to meet the 300% asset coverage requirement set forth in Section 18 of the Investment Company Act of 1940, as amended (“Section 18”) for the year ending October 31, 2020, and also confirm whether the Fund currently meets the asset coverage requirements set forth in Section 18.

Response: In pertinent part, Section 18 requires that a fund have asset coverage of at least 300% when it issues any senior security constituting indebtedness. Accordingly, the Fund confirms that it had at least 300% asset coverage at all times during the year ending October 31, 2020 that it engaged in borrowing under the liquidity agreement with its custodian (“Liquidity Agreement”).

Under the Liquidity Agreement, the Fund may finance portfolio investments both through traditional borrowing and by reinvesting securities lending collateral. The Liquidity Agreement permits the Fund to engage in borrowings and the reinvestment of securities lending collateral concurrently. The Fund has established and implements procedures designed to ensure that both (1) the 300% asset coverage

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requirement and (2) the guidelines applicable to securities lending, including the requirement that the Fund does not have on loan at any given time securities representing more than one-third of its total asset value, are satisfied are satisfied at all times.

As noted above, the Fund did not engage in any borrowing activities or otherwise issue any senior securities during any periods in which it did not have an asset coverage ratio of at least 300% during the year ending October 31, 2020. The Fund further confirms that it maintained compliance with the securities lending requirements, including the one-third requirement, for all periods during the year ending October 31, 2020, and that the Fund remains in compliance with these requirements.

JOHN HANCOCK TAX-ADVANTAGED GLOBAL SHAREHOLDER YIELD FUND

WRAPPER PAGES

Comment: Facing Page

25.	Please revise the approximate date of the proposed public offering to clarify the anticipated public offering dates for this Registration Statement.

Response: In response to this comment, the Fund has revised the disclosure on the Facing Page to read as follows:

~~From time to time~~As soon as practicable after the effective date of this Registration Statement

PROSPECTUS

Comment: Cover Page (Page i) and Back Page — Common Shares

26.	Please confirm the number of shares offered under this Registration Statement.

Response: The Fund so confirms that the number of common shares stated on the facing page shall be the number of common shares to be registered under this Registration Statement. Pursuant to Rule 415(a)(6) of the Securities Act of 1933, a fund may carry over any unsold securities, and the related portion of SEC fees, from the previous registration to the new registration statement, and can keep selling shares under the previous registration statement for up to six months or until the new registration statement is effective, whichever is earlier. We will clarify the carryover process in a footnote on the Cover Page.

Comment: Cover Page (Page ii)

27.	The Fund states in its principal investment strategies that it will, among other things, “seek to maximize ‘shareholder yield.’” Please provide additional disclosure addressing the Fund’s historical distributions resulting from a return of capital and consider adding appropriate risk disclosure in connection with return of capital.

Response: The Fund notes that this description in the principal investment strategies describes the characteristics of the types of securities that the Fund seeks to invest in, which include securities that the Fund believes will “seek to maximize ‘shareholder yield.’”

The Fund notes that the Distributions section of the prospectus, on page 7, provides additional detail regarding the Fund’s distributions and notes the potential for a return of capital. This section

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also describes the fact that any distributions to shareholder made from sources other than income will be accompanied by notices to shareholders describing the components of such distributions, including any return of capital component. Accordingly, the Fund respectfully declines to make any changes in response to this comment.

Comment: Equity Strategy (Page 2)

28.	In the “Equity Strategy” section, please revise the relevant information as of December 31, 2020.

Response: The Fund respectfully declines to update the information as the information correlates to the Fund’s Fiscal Year End, which is October 31, 2020.

Comment: Summary of Risks — General Risks

29.	In the “Fund summary – Principal Risks” and “Fund details – Principal Risks of Investing”, please revise the order of risks by order of significance.

Response: The Fund respectfully declines to revise the order of the risks, as the Fund believes its current presentation in both sections is permitted by Form N-1A and that presenting the risks by order of significance is not required by Form N-1A.

30.	In the “Fund summary – Principal Risks” and “Fund details – Principal Risks of Investing”, consider adding a risk with respect to the discontinuation of the London Interbank Offering Rate (“LIBOR”).

Response: The Fund has added applicable risk disclosure.

Comment: Summary of Fund Expenses (Page 16)

31.	Please confirm that exclusion of the Management Fee footnote was intentional.

Response: The completed fee table along with applicable footnotes are as follows:

Shareholder Transaction Expenses
Sales load (as a percentage of offering price) (1)	____%
Offering expenses (as a percentage of offering price) (1)	____%
Dividend Reinvestment Plan fees (2)	None

Annual Expenses (Percentage of Net Assets Attributable to Common Shares)
Management fees (3)	0.95%
Other expenses	0.37%
Total Annual Operating Expenses	1.32%
Contractual expense reimbursement (4)	(0.01)%
Total annual fund operating expenses after expense reimbursements	1.31%

(1)	If Common Shares are sold to or through underwriters, the Prospectus Supplement will set forth any applicable sales load and the estimated offering expenses.

(2)	Participants in the Fund’s dividend reinvestment plan do not pay brokerage charges with respect to Common Shares issued directly by the Fund. However, whenever Common Shares are purchased or sold on the NYSE
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or otherwise on the open market, each participant will pay a pro rata portion of brokerage trading fees, currently $0.05 per share purchased or sold. Brokerage trading fees will be deducted from amounts to be invested. Shareholders participating in the Plan may buy additional Common Shares of the Fund through the Plan at any time and will be charged a $5 transaction fee plus $0.05 per share brokerage trading fee for each order. See “Distribution Policy” and “Dividend Reinvestment Plan.”

(3)	See “Management of the Fund—The Advisor.”

(4)	The Advisor contractually agrees to waive a portion of its management fee and/or reimburse expenses for the fund and certain other John Hancock funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement. This waiver is allocated proportionally among the participating funds. During its most recent fiscal year, the fund’s reimbursement amounted to 0.01% of the fund’s average daily net assets. This agreement expires on July 31, 2022, unless renewed by mutual agreement of the fund and the Advisor based upon a determination that this is appropriate under the circumstances at that time.

32.	Confirm that any fee waiver/reimbursements that will last for only one year from the effective date of the registration statement are reflected in the Expense Example, and that such fee waivers/reimbursements are reflected only for their period of effectiveness.

Response: The Fund so confirms.

Comment: Risk Factors - Leverage Risk (Page 35)

33.	Please confirm that Leverage Risk is a principal risk and if not please remove the risk from all locations within the Prospectus.

Response: Although the Fund confirms that Leverage Risk is not a principal risk of the Fund, because the Fund reserves the ability to potentially utilize leverage in the future, the Fund respectfully declines to make any changes in response to this comment.

Comment: Risk Factors - Portfolio Turnover Risk (Page 36)

34.	Please confirm that Portfolio Turnover Risk is a principal risk and if not please remove the risk from all locations within the Prospectus.

Response: The Fund notes that the option writing portion of the Fund’s investment strategy could lead to increased portfolio turnover, although that is not reflected in recent years’ activity. Accordingly, the Fund respectfully declines to make any changes in response to this comment.

Comment: Risk Factors - European Market Risk (Page 38)

35.	Please confirm that European Markets Risk has been updated.

Response: The Fund so confirms.

Comment: Management of the Fund - The Advisor (Page 44)

36.	Please include disclosure related to the waiver that the Advisor has contractually agreed to.

Response: In response to this comment, the following paragraph will be added as the penultimate paragraph of “The Advisor” section:

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The Advisor has contractually agreed to waive a portion of its management fee and/or reimburse expenses for certain funds of the John Hancock group of funds complex, including the fund (the participating portfolios). The waiver equals, on an annualized basis, 0.0100% of that portion of the aggregate net assets of all the participating portfolios that exceeds $75 billion but is less than or equal to $125 billion; 0.0125% of that portion of the aggregate net assets of all the participating portfolios that exceeds $125 billion but is less than or equal to $150 billion; 0.0150% of that portion of the aggregate net assets of all the participating portfolios that exceeds $150 billion but is less than or equal to $175 billion; 0.0175% of that portion of the aggregate net assets of all the participating portfolios that exceeds $175 billion but is less than or equal to $200 billion; 0.0200% of that portion of the aggregate net assets of all the participating portfolios that exceeds $200 billion but is less than or equal to $225 billion; and 0.0225% of that portion of the aggregate net assets of all the participating portfolios that exceeds $225 billion. The amount of the reimbursement is calculated daily and allocated among all the participating portfolios in proportion to the daily net assets of each fund. During the year ended October 31, 2020, this waiver amounted to 0.01% of the fund’s average daily net assets. This arrangement expires on July 31, 2022, unless renewed by mutual agreement of the fund and the Advisor based upon a determination that this is appropriate under the circumstances at that time.

Comment: Determination of Net Asset Value (Page 47)

37.	Please revise the second sentence of the fourth paragraph in the “Determination of Net Asset Value” section to retain the deleted language related to odd-lot pricing.

Response: The Fund has made a grammatical correction to this sentence that addresses this comment.

Comment: Reports to Shareholders (Page 59)

38.	Include additional disclosure pursuant to Item 1.l. of Form N-2.

Response: In response to this comment, the Fund has added disclosure to the back page of the Prospectus as follows:

As of January 1, 2021, paper copies of the Fund’s shareholder reports will no longer be sent by mail. Instead, the reports will be made available on a website, and you will be notified and provided with a link each time a report is posted to the website. You may request to receive paper reports from the Fund or from your financial intermediary, free of charge, at any time. You may also request to receive documents through e-delivery.

STATEMENT OF ADDITIONAL INFORMATION

Comment: Additional Investment Policies and Risks (Page 2)

39.	Please revise the third sentence of this section to reflect whether the sentence relates to principal and/or non-principal investment strategies.

Response: In response to this comment, the Fund has added the following disclosure to the third sentence:

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The Fund may invest in the instruments below in accordance with its principal and non-principal investment strategies, and such instruments and investment policies apply to the Fund, but only if and to the extent that such policies are consistent with and permitted by the Fund’s investment objective and policies.

Comment: Board Committees (Pages 21-22)

40.	Please confirm that that the SAI disclosure has been updated to correctly reflect the number of times each Committee met during the most recent fiscal year end.

Response: The Fund so confirms.

Comment: Shareholders of the Fund (Page 25)

41.	Provide additional disclosure regarding control persons.

Response: In response to this comment, the Fund has added the following disclosure:

To the best knowledge of the Fund, the shareholders (principal holders) listed below owned more than 5% of the fund’s shares as of February 1, 2021. Information related to these shareholders is as of the date indicated and may be different as of February 1, 2021. A shareholder who owns beneficially more than 25% of a fund is deemed to be a control person of that fund.

Comment: Shareholders of The Fund — Portfolio Managers (Page 37)

42.	Please revise the disclosure regarding the Fund’s portfolio manager to indicate that the individuals are jointly and primarily responsible for the day-today management of the portfolio.

Response: In response to this comment, the Fund has revised the first sentence under the “Portfolio Managers” heading as follows:

The Subadvisors handle the Fund’s portfolio management activities, subject to oversight by the Advisor. The individuals jointly and primarily responsible for the day-to-day management of the Fund’s portfolio are listed below.

PART C

Comment: Item 25. Financial Statements and Exhibits (Pages C-1 and C-2)

43.	Please confirm that Exhibit (n), including the auditors’ consent, will be filed by amendment.

Response: The Fund so confirms.

Comment: Item 27. Other Expenses of Issuance and Distribution (Pages C-4)

44.	Please confirm and clarify that the Fund did not have, and therefore properly does not list, any Accounting Fees and Expenses.
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Response: The Fund so confirms.

Comment: Item 31. Business and Other Connections of Investment Advisor (Pages C-5 and C-6)

45.	Please hyperlink the documents incorporated by reference.

Response: The Fund respectfully acknowledges the comment.

ACCOUNTING COMMENTS

Comment: Summary of Fund Expenses (Page 16)

46.	Confirm that offering costs will be factored into the Fee Tables.

Response: The Fund so confirms. The Fund notes that the Offering Expenses will be reflected in the second line of the fee table upon filing of the Prospectus Supplement for the offering. The language included in the fee table introduction is to clarify that such costs are not reflected in the Annual Expenses section of the fee table.

47.	Pursuant to Instruction 6 of Item 3 on Form N-2, please add a footnote indicating that other expenses are estimated.

Response: The Fund notes that the table reflects the actual expenses of the Fund during its last fiscal year of operations. Accordingly, the Fund respectfully declines to make any changes in response to this comment.

GENERAL COMMENTS

48.	Complete outstanding items including any outstanding figures on tables.

Response: The Fund respectfully acknowledges the comment.

49.	Any financial statements not required to be filed must be filed by amendment. Please note that the SEC Staff reserves the right to make further comments.

Response: The Fund respectfully acknowledges the comment.

50.	Please confirm the Fund is aware it is responsible for the adequacy and accuracy of the disclosures in the filing, notwithstanding the staff’s review and comments.

Response: The Fund acknowledges it is responsible for the adequacy and accuracy of the disclosures in the filing.

51.	We note that you will need to request acceleration of effectiveness.

Response: The Fund respectfully acknowledges the comment.

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Thank you for your attention in these matters. If you have any questions, I may be reached at 617-951-9068.

Sincerely,

/s/ Trayne Wheeler
Trayne Wheeler
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